Exhibit 99.1

Spin-off Plan

Pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea, SK Telecom Co., Ltd. (the “Company” and, following the completion of the Spin-off, the “Surviving Company”) intends to establish a new company (the “Spin-off Company”) through a simple horizontal spin-off in accordance with the terms of this Spin-off Plan as further described below (the “Spin-off”).

1.	Purpose of the Spin-off

(1)

The Company intends to spin off its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies (“New ICT”) businesses and making new investments (the “Spin-off Businesses”) in order to strengthen the competitiveness of, and concentrate its capabilities on, investments related to the Spin-off Businesses, thereby increasing the transparency of corporate governance and management stability.

(2)

The Surviving Company will focus on expanding its business into areas such as artificial intelligence, subscription-based marketing and data centers based on its wireless and fixed-line telecommunications businesses, while the Spin-off Company will focus on investments in semiconductor and New ICT businesses and other related businesses, in order to establish a system of independent and responsible management and to diversify management risks relating to such businesses.

(3)

By establishing a corporate governance structure that enables the pursuit of business strategies and timely and professional decision-making that are appropriate for the characteristics of each business segment, the Company intends to maximize the growth potential of each business segment and build the foundation for sustainable growth in the future.

(4)

By efficient allocation of management resources through the above-described changes in its corporate governance structure, the Company seeks to receive appropriate market valuation and ultimately intends to enhance its corporate and shareholder values.

2.	Method of Spin-off

(1)

Pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea, the Spin-off Company will be established through the Spin-off of the Spin-off Businesses, and the Surviving Company will remain a listed company.

	Company Name	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses

Spin-off Company	SK Square Co., Ltd.	Business of managing the equity interests in certain investees engaged in, among other things, semiconductor and New ICT businesses and making new investments

Notes:

(1)	The name of the Spin-off Company may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan.
(2)	The businesses of the Surviving Company and the Spin-off Company will be determined by the articles of incorporation of the respective companies.

(2)

The Spin-off will be implemented in the form of a horizontal spin-off, whereby the shareholders of the Company will receive shares of the Spin-off Company pro rata to their shareholding of the Company as of the record date for the determination of shareholders entitled to receive the shares of the Spin-off Company.

As set forth in Paragraph (1) of this Article 2 above, the Spin-off Company will be established by spinning off the Spin-off Businesses from the Company’s businesses, and the Surviving Company will engage in the Company’s businesses other than the Spin-off Businesses, which shall include the wireless and fixed-line telecommunication businesses. Following the Spin-off, it is expected that the Spin-off Company will have its shares relisted on the KRX KOSPI Market of the Korea Exchange following a relisting application process in accordance with the listing rules thereof, and that the Surviving Company will have the current listing of its shares modified to reflect the Spin-off through a listing change process on the KRX KOSPI Market of the Korea Exchange.

(3)	The date of the Spin-off will be November 1, 2021, which may be subject to change by the resolution of the board of directors of the Company.

(4)

The Spin-off will take place pursuant to a special resolution of the Company’s shareholders in accordance with Article 530-3, Sections 1 and 2 of the Commercial Code of Korea. Pursuant to Article 530-9, Section 1 of the Commercial Code of Korea, each of the Surviving Company and the Spin-off Company will be jointly liable for the liabilities of the Company incurred prior to the Spin-off.

(5)

With respect to the joint liabilities of the Surviving Company and the Spin-off Company with respect to the Company’s liabilities incurred prior to the Spin-off as set forth in Paragraph (4) of this Article 2 above, in the event that the Surviving Company discharges any liability to which the Spin-off Company was to succeed pursuant to this Spin-off Plan, or the Spin-off Company is otherwise released from any such liability through an outlay of funds by the Surviving Company, the Surviving Company will have a right of recovery against the Spin-off Company. In the event that the Spin-off Company discharges any liability which was to remain with the Surviving Company pursuant to this Spin-off Plan, or the Surviving Company is otherwise released from any such liability through an outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery against the Surviving Company.

(6)

Assets and liabilities to be transferred to the Spin-off Company pursuant to the Spin-off will be as provided in Article 4, Paragraph (7) of this Spin-off Plan and, in case of any ambiguity, subject to Paragraphs (7) through (11) of this Article 2.

(7)

Any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company shall in principle belong to the Spin-off Company if it relates to the Spin-off Businesses and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(8)

For purposes of determining the assets, liabilities and capital of the Spin-off Company, the assets and liabilities that belong or relate directly or indirectly to the Spin-off Businesses shall in principle be distributed to the Spin-off Company, and anything other than those that belong or relate directly or indirectly to the Spin-off Businesses shall in principle be distributed to the Surviving Company. Furthermore, the amounts of the assets, liabilities and capital of the Spin-off Company shall be determined by taking into account collectively the relisting requirements under the listing rules of the KRX KOSPI Market of the Korea Exchange and the requirements for a holding company that the Spin-off Company must meet under Articles 2 and 8-2 of the Anti-Monopoly and Fair Trade Act of Korea, as well as the future operational and investment plans of the Surviving Company and the Spin-off Company and other applicable laws and regulations.

(9)

Any liabilities relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any such liabilities (including contingent liabilities under public or private law and all other liabilities) that had already arisen or accrued prior to such date but are not reflected in this Spin-off Plan for any reason (including failure to become aware of such liabilities) shall belong to the Spin-off Company if the act or event giving rise to the liability relates to the Spin-off Businesses, and to the Company if such act or event relates to any business other than the Spin-off Businesses. In the event that it is difficult to determine whether an underlying act or event relates to the Spin-off Businesses, the related liability shall be shared between the Surviving Company and the Spin-off Company in proportion to the ratio of net assets to be allocated to the Surviving Company and the Spin-off Company pursuant to the Spin-off.

(10)

Any claims or other rights relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any other such claims or other rights (including contingent rights under public or private law and all other claims and rights) that had already arisen or accrued prior to such date but are not reflected in this Spin-off Plan for any reason (including failure to become aware of such claims or rights) shall be treated in the same manner as set forth in the preceding Paragraph (11) of this Article 2. Furthermore, in the event any such claim or right under public and private law is allocated to either of the Surviving Company or the Spin-off Company contrary to the provisions of this paragraph, the company to which such claim or right is allocated shall transfer such claim or right to the company to which such claim or right would belong pursuant to this paragraph.

(11)

Any contracts or lawsuits to which the Company is a party that are entered into or commenced prior to the date of the Spin-off shall in principle belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

3.	Spin-off schedule

Event	Date (1)
Resolution of the Company’s board of directors to approve the Spin-off (2)	June 10, 2021

Date of filing of the Report of Material Event	June 10, 2021

Record date for determination of shareholders for the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan (the “Spin-off EGM”)	July 16, 2021

Date of filing of the Securities Registration Statement (tentative)	July 16, 2021

Date of notice and public announcement of the Spin-off EGM	September 14, 2021

Date of the Spin-off EGM (tentative) (3)(4)	October 12, 2021

Date of notice and public announcement of share consolidation	October 12, 2021

Record date for determination of shareholders to receive shares of the Spin-off Company (the “Spin-Off Allocation Record Date”)	October 29, 2021

Date of the Spin-off	November 1, 2021

Resolution of the Company’s board of directors in lieu of meeting of the Surviving Company’s shareholders for report of the Spin-off and inaugural meeting of shareholders of the Spin-off Company and public announcement thereof	November 1, 2021

Registration of the Spin-off (tentative)	November 2, 2021

Date of modified listing of the Surviving Company and re-listing of the Spin-off Company (tentative)	November 29, 2021

Notes:

(1)	The above schedule may be subject to change based on relevant laws and regulations and/or consultation with relevant governmental authorities, as well as the circumstances of the Company.
(2)	The Company may hold additional meetings of its board of directors in the event of any material amendments to this Spin-off Plan requiring the board’s approval.
(3)

The statement of financial position and certain other documents relating to the Spin-off Businesses will be available for inspection at the head office of the Company beginning two weeks prior to the date of the Spin-off EGM and until the date which is six months from the date of registration of the Spin-off.

(4)

The resolution of shareholders for the approval of the Spin-off shall require votes in approval by at least two-thirds of the number of shares of the Company present at the Spin-off EGM and at least one-third of the total issued and outstanding shares of the Company.

4.	Matters Relating to the Spin-off Company

(1)	The Spin-off Company’s name, method of the Spin-off, purpose, head office location and method of public announcement (1)

Name	Korean: SK Square Chusik Hoesa
English: SK Square Co., Ltd.

Method of Spin-off	Horizontal Spin-off (injeok-bunhal)

Business Purpose	See Attachment 3 (Articles of Incorporation of SK Square Co., Ltd.)

Head Office Location	Seoul, Korea (2)

Method of Public Announcement	Public announcements by the Spin-off Company shall be given on the Spin-off Company’s Internet homepage (http://www.sksquare.com). However, if public notices cannot be given on such homepage due to network failure or other inevitable reasons, they shall be given by publication in Korea Economic Daily (Hankuk Kyungje Shinmoon), a daily newspaper published in Seoul.

Notes:

(1)	The details set forth in the table above may be subject to changes at the Spin-off EGM to the extent such changes are not detrimental to the consistency of this Spin-off Plan.
(2)	The specific address of the Spin-off Company’s head office will be determined in accordance with applicable law prior to the registration of the Spin-off.

(2)	Total number of authorized shares and par value per share

	Spin-off Company
Total number of authorized shares		430,000,000
Par value per share, if any	~~W~~	100

(3)	Type and number of shares to be issued in the Spin-off

	Spin-off Company
Total number of shares to be issued		141,467,571
Number of shares to be issued by type		Common stock: 141,467,571
Par value per share, if any	~~W~~	100

(4)	Allotment of shares of the Spin-off Company to shareholders of the Company

(i)	Newly issued shares of the Spin-off Company will be allotted to the shareholders recorded in the shareholder register of the Company as of the Spin-off Allocation Record Date.

(ii)

The shares of the Spin-off Company will be allotted on the basis of the following number of shares per one share of common stock of the Company (reflecting the split of the par value of the Company’s common stock pursuant to the resolution of the Company’s shareholders at the Spin-off EGM).

Spin-off Company
Common stock	0.3926375 shares
Basis of allotment ratio(1)	(a) x (b) = 0.3926375

Notes:

(1)	The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying (a) by (b), where:

(a)

= the ratio of the Spin-off (the “Spin-off Ratio”), which is calculated by dividing (x) the sum of the book value of the net assets (total assets minus total liabilities) of the Spin-off Company and the book value of its treasury shares by (y) the sum of the book value of net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors. The relevant details are as follows:

The book value of the net assets of the Spin-off Company = Won 6,829,883,747,132

The book value of the treasury shares of the Spin-off Company = Won 0

The book value of the net assets of the Company prior to the Spin-off = Won 17,191,290,842,696

The book value of the treasury shares of the Company prior to the Spin-off = Won 203,594,907,624

Therefore, (a) = (Won 6,829,883,747,132 + Won 0) / (Won 17,191,290,842,696 + Won 203,594,907,624) = 0.3926375

(b)

= the ratio of par value per share, which is calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company = 1.

(iii)

Shareholders of the Company (including the Depositary (as defined below)) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date. Shares of the Spin-off Company shall also be allocated with respect to the Company’s treasury shares on the basis above.

(iv)

Shareholders of the Company who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of the Spin-off Company on the first day of its relisting, and such fractional shares will become treasury shares of the Spin-off Company.

(v)

The Spin-off Allocation Record Date will be October 29, 2021. The record date for the split of the par value of the Company’s common stock pursuant to the resolution of the Company’s shareholders at the Spin-off EGM will be October 27, 2021 and the effective date of such split of the par value of the Company’s common stock will be October 28, 2021.

(vi)

The Spin-off Company will submit its preliminary application for the relisting of its newly issued shares on the KRX KOSPI Market of the Korea Exchange in accordance with Article 39, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange. Once the preliminary application is approved by the Korea Exchange, the Spin-off Company will submit the formal application for relisting on the KRX KOSPI Market of the Korea Exchange in accordance with Article 41, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange. The expected date of relisting is November 29, 2021, which may be subject to change based on further consultations with the relevant authorities.

(vii)

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary expects to distribute the ADS Spin-off Shares to electing holders of Company ADSs subject to applicable law, or otherwise sell the ADS Spin-off Shares and distribute the net proceeds of such sale to holders of the Company ADSs.

(5)	Amount to be paid to shareholders of the Company

Not applicable except for the cash payments in lieu of fractional shares pursuant to Subparagraph (4)(iv) of this Article.

(6)	Share capital and reserves of the Spin-off Company

Share capital (common stock)	Won 14,146,757,100	(1)
Reserves	Won 6,815,137,102,964	(1)(2)

Notes:

(1)	The above figures may be subject to change as of the date of the Spin-off upon the final determination of the Spin-off Assets and Liabilities (as defined below).
(2)	Reserves shall consist of the amount of capital in excess of the par value of the Spin-off Company’s shares of common stock.

(7)	Assets and liabilities to be transferred to the Spin-off Company and the value of such assets and liabilities

(i)

In accordance with this Spin-off Plan, the Company will transfer any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company in relation to the Spin-off Businesses (collectively, the “Spin-off Assets and Liabilities”) to the Spin-off Company under the Spin-off. However, any right or obligation relating to the Spin-off Businesses, the transfer of which pursuant to the Spin-off is not permissible under applicable law or due to their nature, will be deemed to remain with the Surviving Company, and the transfer of any such right or obligation (to the extent its transfer to the Spin-off Company is necessary) will subsequently be addressed by mutual discussion of the Surviving Company and the Spin-off Company. The same will apply where such transfer pursuant to the Spin-off requires the approval or permission of, or the acceptance of a report by, a governmental authority that cannot be obtained. The Surviving Company shall provide all necessary assistance (including entering into relevant contracts) to enable the Spin-off Company to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

(ii)

The Spin-off Assets and Liabilities will be as set forth in Attachment 1 (Spin-off Statement of Financial Position) and Attachment 2 (List of Spin-off Assets and Liabilities) hereto, which were prepared as of March 31, 2021. Any increases or decreases in such assets or liabilities prior to the date of the Spin-off shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(iii)

The final values of the specific line items of the Spin-off Assets and Liabilities referenced in the preceding subparagraph are subject to change upon the final determination of the composition of the Spin-off Assets and Liabilities.

(iv)

Any changes in assets or liabilities arising due to the operations or financial activities of the Spin-off Businesses prior to the date of the Spin-off, any discovery of an asset or liability that is omitted or incorrectly reflected in the List of Spin-off Assets and Liabilities, or any other changes in the value of any of the Spin-off Assets and Liabilities may subsequently be corrected or recorded. All changes pursuant to the preceding sentence shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(v)

Any and all real properties of the Company that shall be transferred to the Spin-off Company are listed in Attachment 5 (List of Transferred Real Properties) hereto. Any and all investment securities of the Company that shall be transferred to the Spin-off Company are listed in Attachment 6 (List of Transferred Investment Securities) hereto. In the event of any discovery of an omission or incorrect inclusion of any real property or investment security in the applicable attachment hereto, any such item shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(vi)

All industrial property rights (including patents, utility model rights, trademarks, design rights, copyrights and trade secrets) held domestically or internationally prior to the date of the Spin-off by the Company, regardless of whether such rights are registered and including any and all claims and obligations relating thereto (including the rights to apply for the registration of such rights), shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(vii)

Any contractual relationships relating to the Spin-off Businesses (including those relating to the Spin-off Assets and Liabilities) and any rights to security interests pledged to secure rights and obligations relating thereto will belong to the Spin-off Company.

(viii)

All issued and outstanding stock options of the Company that were granted to the Company’s directors, officers and employees will proportionately be allocated to the Surviving Company and the Spin-off Company based on the Spin-off Ratio. Each of the Surviving Company and the Spin-off Company may adjust the number of such company’s shares into which the allocated stock options may be exercisable and their exercise prices, so that the value of such stock options would be equivalent to their value prior to the Spin-off, in each case in accordance with the table below. Fractional allotments of stock options shall be cancelled.

	Number of Shares	Exercise Price
Surviving Company	Number of shares prior to the Spin-off x Share Consolidation Ratio (as defined in Article 5, Paragraph 3 hereof)	The same as the exercise price prior to the Spin-off

Spin-off Company	Number of shares prior to the Spin-off x Share Allotment Ratio (as defined in Article 4, Paragraph 4, Subparagraph (ii) hereof)	The same as the exercise price prior to the Spin-off

Any determination or calculation regarding the conditions related to the exercise of stock options granted by the Company prior to the Spin-off, including length of service and exercise period, shall be based on the sum of periods before and after the Spin-off and without regard for the entity by which the grantee will be employed after the Spin-off, and any change in employment from one entity to another pursuant to the Spin-off shall not have any negative effect on the grantee.

(ix)	Summary financial structure before and after the Spin-off (as of March 31, 2021)

			After the Spin-off
	Before the Spin-off		Surviving Company		Spin-off Company

Line Items	(in billions of Won)
Assets
Current Assets	~~W~~	5,017.2	~~W~~	4,629.3	~~W~~	387.9
Non-current Assets		26,770.3		20,311.2		6,539.0

Total assets	~~W~~	31,787.5	~~W~~	24,940.5	~~W~~	6,926.9

Liabilities
Current liabilities	~~W~~	4,963.6	~~W~~	4,957.6	~~W~~	6.0
Non-current liabilities		9,632.6		9,541.5		91.1

Total liabilities		14,596.2		14,499.1		97.1

Equity
Share capital	~~W~~	44.6	~~W~~	30.5	~~W~~	14.1
Other paid-in capital		2,211.9		(4,523.9)		6,815.7
Retained earnings		14,433.6		14,433.6		—
Other components of equity		501.2		501.2		—

Total equity		17,191.3		10,441.4		6,829.8

Total liabilities and equity	~~W~~	31,787.5	~~W~~	24,940.5	~~W~~	6,926.9

Notes:

(1)

As the portion of the treasury shares held by the Company before the Spin-off representing the Surviving Company’s equity interest in the Spin-off Company will be reclassified from the Surviving Company’s equity to assets, the total assets, total liabilities and total equity in the statement of financial position before the Spin-off differ from the sums of such amounts of the Surviving Company and the Spin-off Company.

(2)	The statements of financial position after the Spin-off above remain subject to change as of the date of the Spin-off.

(8)	Matters relating to the case where it is decided that the Spin-off Company will be responsible only for the Company’s liabilities related to assets and liabilities to be transferred to it

Not applicable, as the Surviving Company and the Spin-off Company will jointly be liable for the liabilities of the Company incurred prior to the Spin-off.

(9)	Date of the Spin-off

The date of the Spin-off shall be November 1, 2021, which may be subject to change by the resolution of the board of directors of the Company.

(10)	Matters relating to the directors of the Spin-off Company

(i)	The following table sets out the names and resident registration numbers of the directors and audit committee members of the Spin-off Company.

Position	Name	Date of Birth	Business Experience	Term
Representative Director and Standing Director	Jung Ho Park	May 17, 1963	Representative Director and Vice Chairman, SK hynix Inc. (current) Representative Director and President, SK Telecom Co., Ltd. (current)	Until the completion of the annual general meeting of shareholders for the third fiscal year following appointment
Standing Director	Poong Young Yoon	November 28, 1974	Head of Corporate Center 1, SK Telecom Co., Ltd. (current)
Non-Executive Director	Sung Ha Park	October 4, 1965	Representative Director and President, SK Inc. (current)
Outside Director and Audit Committee Member	Eun Sun Ki	August 30, 1977	Professor, Division of Business Administration and Accounting, Kangwon National University (current) Member, Corporate Review Committee, KOSDAQ Market Committee, Korea Exchange (current)
	Seung Gu Park	December 27, 1968	Head of Korea, BofA Merrill Lynch (former) Head of Seoul Branch, Credit Suisse (former)
	Seong Woo Lee	July 25, 1961	Professor, Dong-A Law School (current) Outside Director, Shinhan Bank (former)
	Ho In Kang	December 3, 1957	Senior Advisor, Yulchon LLC (current) Minister of Land, Infrastructure and Transport (former)

(ii)	The terms of the directors and audit committee members listed above shall commence from the date of the registration of the Spin-off and end on the date set forth in the table above.

(iii)	The above list of directors may be amended by resolution of the board of directors of the Company prior to the date of notice or public announcement of the convening of the Spin-off EGM.

(iv)	The maximum annual aggregate remuneration and benefits-in-kind paid to the directors of the Spin-off Company will be Won 12 billion per year.

(v)

The severance pay for applicable directors of the Spin-off Company shall be provided in accordance with Attachment 4 (Policy on Retirement Benefits for Executive Officers of SK Square Co., Ltd.) hereto.

(11)	Other matters to be provided in the Spin-off Company’s articles of incorporation

The articles of incorporation of the Spin-off Company are as set forth in Attachment 3 (Articles of Incorporation of SK Square Co., Ltd.) hereto, the contents of which may be amended by the resolution of the board of directors of the Company prior to the date of the notice or public announcement of the convening of the Spin-off EGM. Any such amendments, to the extent material, will be described in the notice or public announcement of the convening of the Spin-off EGM.

(12)	Method of establishment of the Spin-off Company

The capital of the Spin-off Company will be constituted solely from the assets and liabilities transferred by the Company with no offering of shares to any other shareholders.

5.	Matters Relating to the Surviving Company

(1)	The Surviving Company’s name, method of the Spin-off, purpose, head office location and method of public announcement

Name	Korean: SK Telecom Chusik Hoesa

English: SK Telecom Co., Ltd.

Business Purpose

1. Information and communication business;

2. Sale and lease of handsets business;

3. New media business;

4. Advertising business;

5. Mail order sales business;

6. Real estate business (development, management, leasing, etc.) and chattel leasing business;

7. Research and technology development relating to Items 1 through 4;

8. Overseas and import/export business relating to Items 1 through 4;

9. Manufacturing and distribution business relating to Items 1 through 4;

10. Travel business;

11. Electronic financial business;

12. Film industry (production, import, distribution and showing);

13. Lifetime education and lifetime educational facilities management;

14. Electric engineering business;

15. Information and communication related engineering business;

16. Ubiquitous city construction and related services business;

17. Related businesses through investment in, management and operation of, domestic and foreign subsidiaries and invested companies

18. Construction business including machine equipment work, etc.

19. Import/export business, import/export brokerage and/or agency business

20. Electric utility business including smart grid business, etc.

21. Any other incidental businesses relating to the foregoing activities

Head Office Location	Seoul, Korea

Method of Public Announcement	Public announcements by the Surviving Company shall be given on the Surviving Company’s Internet homepage (http://www.sktelecom.com). However, if public notices cannot be given on such homepage due to network failure or other inevitable reasons, they shall be given by publication in Korea Economic Daily (Hankuk Kyungje Shinmoon), a daily newspaper published in Seoul.

(2)	Amount of capital and reserves of the Company to be reduced

Capital to be reduced	Reserve to be reduced
Won 14,146,757,100(1)	Won 1,144,886,506,448 (1)

Notes:

(1)	The above figures remain subject to change based on the final determination of the Spin-off Assets and Liabilities.

(3)	Method of capital reduction

Pursuant to the share consolidation procedures set forth in Article 65 of the Act on Electronic Registration of Stocks, Bonds, Etc., the Company’s outstanding shares of common stock will be consolidated as of the date of the Spin-off such that the shareholders recorded in the Company’s shareholder register as of the Spin-Off Allocation Record Date will be allotted 0.6073625 shares of common stock for each outstanding share of common stock (the “Share Consolidation Ratio”). Shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of the Company’s common stock on the first day of its modified listing, and such fractional shares will become treasury shares of the Surviving Company.

(4)	Assets and liabilities to be transferred from the Company and the value of such assets and liabilities

The Spin-off Assets and Liabilities will be as set forth in Article 4, Paragraph 7 of this Spin-off Plan.

(5)	Total number of issued shares of the Surviving Company after the Spin-off (1)

	Type	Before Stock Split (4)	Before Spin-off (A) (after Stock Split (4))	After Spin-off (B)	A-B
Issued shares	Common Stock	72,060,143	360,300,715	218,833,144	141,467,571
Par value per share (in Won)	Common Stock	500	100	100	—
Share capital (in Won)(2)(3)	Common Stock	44,639,473,000	44,639,473,000	30,492,715,900	14,146,757,100
Reserves (in Won)
Capital in excess of par value (2)		2,915,886,807,674	2,915,886,807,674	1,771,000,301,226	1,144,886,506,448
Legal reserve (2)		22,319,736,500	22,319,736,500	22,319,736,500	—

Notes:

(1)	The above figures remain subject to change based on the final determination of the Spin-off Assets and Liabilities.
(2)	The amounts of share capital and reserves (including capital in excess of par value and legal reserve) are based on the statement of financial position of the Company as of March 31, 2021.
(3)

The difference between the actual amount of share capital and the product of the number of issued shares and the par value per share is due to the reflection of the cancellation of (i) 8,685,548 treasury shares of the Company pursuant to the resolution of its board of directors on May 4, 2021 and (ii) 8,533,235 treasury shares of the Company that took place prior to 2010.

(4)	The Company intends to split the par value per share of its common stock from Won 500 to Won 100 at the Spin-off EGM, which stock split will take effect prior to the effective date of the Spin-off.

(6)	If the total number of authorized shares of the Company will be reduced, the total number and types of shares to be reduced

As a result of the stock split reducing the par value of one share of common stock of the Company from Won 500 per share to Won 100 per share, which is subject to approval by the Company’s shareholders at the Spin-off EGM, the total number of authorized shares of the Company would increase proportionally from 220,000,000 shares to 1,100,000,000 shares. However, such total number of authorized shares will be further adjusted to 670,000,000 shares upon applying the Share Consolidation Ratio in the Spin-off.

(7)	Other matters requiring amendment of the articles of incorporation

Current (Before Stock Split)	Before Spin-off (After Stock Split)	As Amended
Article 5. Total Number of Shares to be Issued The total number of shares to be issued by the Company shall be two hundred twenty million (220,000,000) shares.	Article 5. Total Number of Shares to be Issued The total number of shares to be issued by the Company shall be one billion one hundred billion (1,100,000,000) shares.	Article 5. Total Number of Shares to be Issued The total number of shares to be issued by the Company shall be six hundred seventy million (670,000,000) shares.

Article 6. Par Value of a Share The par value of a share issued by the Company shall be five hundred (500) Won per share.	Article 6. Par Value of a Share The par value of a share issued by the Company shall be one hundred (100) Won per share.	Article 6. Par Value of a Share The par value of a share issued by the Company shall be one hundred (100) Won per share.

Notes:

(1)

As a result of the stock split reducing the par value of one share of common stock of the Company from Won 500 per share to Won 100 per share, which is subject to approval by the Company’s shareholders at the Spin-off EGM, the total number of authorized shares of the Company would increase proportionally from 220,000,000 shares to 1,100,000,000 shares. However, such total number of authorized shares will be further adjusted to 670,000,000 shares upon applying the Share Consolidation Ratio in the Spin-off.

6.	Other Matters Relating to Protection of Investors

(1)	Revision or Amendment of the Spin-off Plan

This Spin-off Plan may be revised or amended prior to the Spin-off EGM by the board of directors or the representative director of the Company to the extent required due to any changes in or relating to the operations or finances of the Spin-off Businesses, the implementation of this Spin-off Plan, the plans and circumstances of the Company or consultations with relevant authorities or applicable law. Once this Spin-off Plan is approved at the Spin-off EGM to be held on October 12, 2021, it may be revised or amended (including, without limitation, as to any of the following items) from such date to the date of registration of the Spin-off, by resolution of the board of directors of the Company, without any further approval of the shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of the Company or the Spin-off Company are not adversely affected thereby, (ii) the substance of the relevant provision being amended or revised is not thereby altered or (iii) such revision or amendment is caused by an increase or decrease in the amount of any applicable asset or liability arising in the ordinary course of business. Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

(1)	Names of the Surviving Company and the Spin-off Company;

(2)	Spin-off schedule;

(3)	Share Allotment Ratio;

(4)	Amount of reduction in the reserves of the Company;

(5)	Spin-off Assets and Liabilities and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Number of shares to be issued by the Spin-off Company in the Spin-off;

(8)	Matters relating to the directors and audit committee members of the Spin-off Company;

(9)	Articles of incorporation of the Surviving Company or the Spin-off Company; and

(10)	Attachments to this Spin-off Plan (including the list of Spin-off Assets and Liabilities).

(2)

Any matter that is not addressed in this Spin-off Plan but is required to be determined in relation to the Spin-off may be addressed by revising or amending this Spin-off Plan by resolution of the Company’s board of directors or, depending on the nature of such matter, by the decision of the Company’s representative director upon delegation of such authority by the Company’s board of directors.

(3)

The meeting of the Surviving Company’s shareholders for report of the Spin-off and/or the inaugural meeting of shareholders of the Spin-off Company may be substituted by resolutions of the boards of directors of the respective companies and the public announcement thereof.

(4)	Matters requiring transition between companies

Matters requiring transition between the Surviving Company and the Spin-off Company in connection with the implementation of the Spin-off Plan (including documents, data or other information or matters related to the Spin-off Businesses) will be determined by separate agreement between the Surviving Company and the Spin-off Company.

(5)	Appraisal rights of dissenting shareholders

Not applicable, as the Spin-off will be a simple horizontal spin-off conducted pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea and the shares of the Spin-off Company will be relisted.

(6)	Succession of employees and severance pay obligations

The Spin-off Company will succeed to all employment and legal relationships relating to the employees working in the Spin-off Businesses (including severance pay obligations and any loans to such employees) relating thereto.

(7)	Transfer of personal information

As of the effective date of the Spin-off, all personal information relating to the Spin-off Businesses will be transferred to the Spin-off Company pursuant to the Personal Information Protection Act of Korea and other laws related to the protection of personal information, and the Company will implement all legal requirements for such transfer, including notice thereof, within the prescribed deadline.

June 10, 2021

SK Telecom Co., Ltd.

Jung Ho Park

Representative Director

Attachments:

1. Spin-off Statement of Financial Position

2. List of Spin-off Assets and Liabilities

3. Articles of Incorporation of SK Square Co., Ltd.

4. Policy on Severance Pay for Directors and Officers of SK Square Co., Ltd.

5. List of Transferred Real Properties

6. List of Transferred Investment Securities

[Attachment 1] Spin-off Statement of Financial Position

(Unit: Won)

Line Items	Before the Spin-off	After the Spin-off
		Surviving Company	Spin-off Company
Assets
Current Assets	5,017,245,986,214	4,629,263,563,093	387,982,423,121
Cash and cash equivalents	130,635,493,341	66,182,066,792	64,453,426,549
Short-term financial instruments	459,000,000,000	135,581,335,574	323,418,664,426
Short-term investment securities	31,835,290,000	31,835,290,000	—
Accounts receivable – trade, net	1,501,819,351,175	1,501,819,351,175	—
Short-term loans, net	69,788,842,200	69,788,842,200	—
Accounts receivable – other, net	591,197,870,497	591,139,640,102	58,230,395
Accrued income	418,845,262	373,088,494	45,756,768
Non-current assets held for sale	85,797,591,132	85,797,591,132	—
Contract assets	9,107,230,617	9,107,230,617	—
Advance payments	18,640,030,950	18,640,030,950	—
Prepaid expenses	2,053,771,317,735	2,053,764,972,752	6,344,983
Guarantee deposits	46,353,369,689	46,353,369,689	—
Derivative financial assets	8,704,000,000	8,704,000,000	—
Inventories, net	10,170,345,688	10,170,345,688	—
Other current assets	6,407,928	6,407,928	—
Non-Current Assets	26,770,237,354,651	20,311,217,128,910	6,538,959,221,283
Long-term financial instruments	354,000,000	354,000,000	—
Long-term investment securities	1,252,142,038,628	1,332,081,034,170	—
Investments in subsidiaries, associates and joint ventures	11,412,235,688,400	4,893,739,464,603	6,518,496,223,797
Property and equipment, net	8,815,605,576,510	8,795,142,579,024	20,462,997,486
Goodwill	1,306,236,298,549	1,306,236,298,549	—
Intangible assets, net	2,499,847,098,138	2,499,847,098,138	—
Long-term loans, net	421,205,400	421,205,400	—
Long-term accounts receivable – other	308,741,346,347	308,741,346,347	—
Long-term contract assets	23,123,565,117	23,123,565,117	—
Long-term prepaid expenses	939,435,745,969	939,435,745,969	—
Guarantee deposits	113,714,962,631	113,714,962,631	—

Line Items	Before the Spin-off	After the Spin-off
		Surviving Company	Spin-off Company
Long-term derivative financial assets	108,130,432,712	108,130,432,712	—
Other non-current assets	249,396,250	249,396,250	—
Total Assets	31,787,483,340,865	24,940,480,692,003	6,926,941,644,404
Liabilities
Current Liabilities	4,963,648,376,868	4,957,677,839,583	5,970,537,285
Accounts payable – other	1,856,307,559,079	1,856,163,215,556	144,343,523
Short-term advanced payments	—	—	—
Contract liabilities	85,077,665,675	85,077,665,675	—
Withholdings	721,806,877,054	721,526,706,410	280,170,644
Accrued expenses	694,711,763,818	689,265,291,848	5,446,471,970
Income tax payable	235,692,081,522	235,692,081,522	—
Provisions	49,693,088,086	49,693,088,086	—
Current portion of long-term debt, net	782,491,531,474	782,491,531,474	—
Lease liabilities	309,401,755,182	309,302,204,034	99,551,148
Current portion of long-term payables – other	219,248,952,568	219,248,952,568	—
Other current liabilities	9,217,102,410	9,217,102,410	—
Non-Current Liabilities	9,632,544,121,301	9,541,456,761,314	91,087,359,987
Debentures, excluding current portion, net	6,260,120,470,163	6,260,120,470,163	—
Long-term borrowings, excluding current portion, net	6,425,251,939	6,425,251,939	—
Long-term payables – other	926,512,924,682	926,512,924,682	—
Long-term contract liabilities	7,200,211,500	7,200,211,500	—
Long-term derivative financial liabilities	431,538,861,423	342,925,861,423	88,613,000,000
Long-term lease liabilities	1,015,215,839,219	1,014,889,189,805	326,649,414
Long-term provisions	49,915,383,373	49,915,383,373	—
Deferred tax liabilities	849,965,581,440	849,189,003,599	776,577,841
Defined benefit liabilities	39,963,987,903	38,906,864,717	1,057,123,186
Other non-current liabilities	45,685,609,659	45,371,600,113	314,009,546
Total Liabilities	14,596,192,498,169	14,499,134,600,897	97,057,897,272
Shareholders’ Equity
Share capital	44,639,473,000	30,492,715,900	14,146,757,100
Capital surplus and others	2,211,947,115,473	(4,523,850,879,017)	6,815,736,990,032
Retained earnings	14,433,569,281,555	14,433,569,281,555	—
Reserves	501,134,972,668	501,134,972,668	—
Total Shareholders’ Equity	17,191,290,842,696	10,441,346,091,106	6,829,883,747,132
Total Liabilities and Shareholders’ Equity	31,787,483,340,865	24,940,480,692,003	6,926,941,644,404

Notes:

(1)	The statements of financial position after the Spin-off above remain subject to change as of the date of the Spin-off.

(2)

The statement of financial position before the Spin-off above reflects accounting treatments of the cancellation of 8,685,568 treasury shares and the disposal of 500 treasury shares of the Company that took place subsequent to March 31, 2021, each pursuant to resolutions of the Company’s board of directors, to the statement of financial position as of March 31, 2021. The Company may decide to cancel some of the remaining 899,500 treasury shares held by the Company prior to the completion of the Spin-off and the re-listing of the Spin-off Company.

(3)

The statement of financial position before the Spin-off above reflects accounting treatment of the financial derivative liabilities arising from the execution of a certain shareholders’ agreement among the shareholders of T Map Mobility Co., Ltd. on April 8, 2021 (an increase of Won 88,613 million in non-current liabilities) to the statement of financial position as of March 31, 2021.

(4)

As the portion of the treasury shares held by the Company before the Spin-off representing the Surviving Company’s equity interest in the Spin-off Company will be reclassified from the Surviving Company’s equity to assets, the total assets, total liabilities and total equity in the statement of financial position before the Spin-off differ from the sums of such amounts of the Surviving Company and the Spin-off Company.

(5)

With respect to certain companies whose shares are held by the Company and, following the Spin-off, will be held by the Spin-off Company, the Company (i) made equity investments of Won 100 billion in Content Wavve Co., Ltd., USD 150 million in SKT TMT Investment Corp. and CHF 5 million in id Quantique SA after March 31, 2021 and before the date of the resolution of the Company’s board of directors to approve the Spin-off, and (ii) plans to invest Won 4.9 billion in SK Telecom CS T1 Co., Ltd. and Won 45.7 billion in SparkPlus, Inc. between the date of the resolution of the Company’s board of directors to approve the Spin-off and the date of the Spin-off. Such investments are reflected as short-term financial instruments of the Spin-off Company.

[Attachment 2] List of Spin-off Assets and Liabilities

		(Unit: Won)
Line Items	Amount	Details
Assets
Current Assets	387,982,423,121
Cash and cash equivalents	64,453,426,549	Cash and deposits for operating fund purposes
Short-term financial instruments	323,418,664,426
Accounts receivable – other, net	58,230,395	Other accounts receivable relating to transferred personnel
Accrued income	45,756,768
Prepaid expenses	6,344,983	Prepaid insurance expenses
Non-Current Assets	6,538,959,221,283
Investments in subsidiaries, associates and joint ventures	6,518,496,223,797	Investments in equity instruments in subsidiaries, associates and joint ventures
Property and equipment, net	20,462,997,486	Property and equipment such as office (land, buildings, etc.)
Total Assets	6,926,941,644,404
Liabilities
Current Liabilities	5,970,537,285
Accounts payable – other	144,343,523
Withholdings	280,170,644
Accrued expenses	5,446,471,970	Accrued expenses relating to transferred personnel
Lease liabilities	99,551,148	Lease liabilities relating to leased vehicles
Non-Current Liabilities	91,087,359,987
Long-term derivative financial liabilities	88,613,000,000
Long-term lease liabilities	326,649,414	Lease liabilities relating to leased vehicles
Deferred tax liabilities	776,577,841
Defined benefit liabilities	1,057,123,186	Defined benefit liabilities relating to transferred personnel
Other non-current liabilities	314,009,546	Long-term accrued expenses relating to transferred personnel
Total Liabilities	97,057,897,272
Shareholders’ Equity
Share Capital	14,146,757,100
Capital Surplus and Others	6,815,736,990,032
Total Shareholders’ Equity	6,829,883,747,132
Total Liabilities and Shareholders’ Equity	6,926,941,644,404

Notes:

(1)

In the event that there are any changes to the assets and liabilities before the date of the Spin-off, the items and amounts in the above list of Spin-off Assets and Liabilities may be adjusted to reflect such changes.

[Attachment 3] Articles of Incorporation of SK Square Co., Ltd.

PREMISE

The Company will pursue the happiness of its members as the ultimate purpose of business management, and the members will contribute to the sustainability of long-term benefits for the shareholders and the happiness of the stakeholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

To pursue the sustainable happiness of its members, the Company must maintain stability and growth and continuously survive and develop. To achieve this, the members will simultaneously pursue the happiness of the members and of the stakeholders. All value that the Company creates for the happiness of its stakeholders is social value. The Company will elevate its economic value by generating social value and develop a relationship of trust with its stakeholders.

The Company will earn its customers’ trust by offering them with a variety of values and continuing to satisfy them, and ultimately develop together with the customers.

The Company will build a fair and competitive business ecosystem with its business partners, and achieve mutual development through cooperation based on this ecosystem.

The Company will raise its value by continuously creating shareholder value.

The Company will grow together with our society by making various contributions such as environmental protection, job creation, improvement in the quality of life, and the support of local communities.

The members will make consistent efforts to keep the happiness of the stakeholders in harmonious balance and at the same time consider the present and future happiness in order to ensure the longevity of the stakeholders.

CHAPTER 1. GENERAL PROVISIONS

Article 1. Corporate Name

The name of the Company shall be “SK Square Chusik Hoesa” (the “Company”), which shall be written in English as “SK Square Co., Ltd.”

Article 2. Corporate Governance Charter

The Company shall constitute a Corporate Governance Charter encompassing its purpose and plans to develop its continued efforts to establish transparent and sound corporate governance.

Article 3. Objectives

(1) The objectives of the Company are as follows: rational management and development of the investment business and contribution to public welfare and convenience.

(2) In order to achieve the above objectives, the Company carries out the following businesses:

1.

Holding business to control and manage the overall business of subsidiaries, etc. (including any second-tier subsidiaries and any companies controlled by such second-tier subsidiaries) by acquiring and holding shares or equity in subsidiaries;

2.	Investment and funding, internal control, risk management and operation of domestic and foreign subsidiaries and invested companies;

3.	Administrative support business for joint development and sale of products or services and joint use of facilities and IT systems with subsidiaries, etc.;

4.	Management and licensing of intellectual property rights including brands and trademarks;

5.	Consulting business including market studies and management consulting;

6.	Provision of support for business start-ups, including investments related to business start-ups and new technologies and provision and brokerage of information and services;

7.	Real estate (development, management, lease, etc.) and property rental business;

8.	Research and technology development relevant to the foregoing objectives; and

9.	Any other investments and businesses incidental to or entailed by the attainment of the foregoing objectives or directly or indirectly beneficial to the Company.

(3) To accomplish the above businesses effectively, parts of the businesses could be delegated in accordance with resolutions of the Board of Directors.

Article 4. Head Office and Other Offices

The Company shall have its head office in Seoul and may establish sub-organizations where necessary as required by a resolution of the Board of Directors.

Article 5. Method of Public Notice

Public notices by the Company shall be given on the Company’s Internet homepage (http://www.sksquare.com). However, if public notices cannot be given on such homepage due to network failure or other inevitable reasons, they shall be given by publication in “Hankuk Kyungje Shinmoon”, a daily newspaper published in Seoul.

CHAPTER 2. SHARES

Article 6. Total Number of Authorized Shares to Be Issued

The total number of authorized shares to be issued by the Company shall be four hundred and thirty million (430,000,000) shares.

Article 7. Par Value of a Share

The par value of a share issued by the Company shall be one hundred (100) Won per share.

Article 8. Total Number of Shares to Be Issued upon Incorporation

The total number of shares to be issued by the Company upon incorporation shall be 141,467,571 common shares in registered form.

Article 9. Class of Shares

The class of shares to be issued by the Company shall be common shares in registered form.

Article 10. Electronic Registration of Rights Indicated in Shares and Subscription Right Certificates

Instead of issuing share certificates and subscription right certificates, the Company shall electronically register in the electronic register of the electronic registry the rights that should be indicated in the shares and subscription right certificates.

Article 11. Preemptive Right

(1) The Company shall issue new shares by a resolution of the Board of Directors as follows:

1.	The Company shall give an opportunity to its shareholders to subscribe for new shares in proportion to their respective shareholdings;

2.

The Company shall give an opportunity to certain persons (including the Company’s shareholders) to subscribe for new shares in order to allocate new shares to them by a method other than that provided in Subparagraph 1 above if necessary to achieve the Company’s management purpose, such as introduction of a new technology and improvement of the financial structure, to the extent that such new shares do not exceed 20% of the total number of issued shares of the Company; or

3.

The Company shall give an opportunity to unspecified persons (including the Company’s shareholders) to subscribe to new shares by a method other than that provided in Subparagraph 1 above and shall allocate new shares to those who have subscribed to new shares to the extent that such new shares do not exceed 20% of the total number of issued shares of the Company.

(2) If the Company allocates new shares as provided in Paragraph (1), Subparagraph 3 above, it shall allocate such new shares in accordance with one of the below methods by a resolution of the Board of Directors:

1.	The Company shall allocate new shares to unspecified subscribers without classifying the type of persons to whom the Company gives an opportunity to subscribe for new shares;

2.

The Company shall give an opportunity to unspecified persons to subscribe for new shares, including the shares not subscribed to by members of the Employee Stock Ownership Association to which the Company allocates new shares in accordance with applicable laws and regulations;

3.

The Company shall give an opportunity to unspecified persons to subscribe for any new shares not subscribed to by the shareholders to whom the Company preferentially gives an opportunity to subscribe for new shares; or

4.

The Company shall give an opportunity to certain persons to subscribe for new shares according to reasonable standards determined by applicable laws and regulations, such as the demand forecast prepared by investment dealers or investment brokers as underwriters or arrangers.

(3) If the Company issues new shares by any of the methods specified in Paragraph (1) above, the class, number, issue price, etc. of the shares to be issued shall be determined by a resolution of the Board of Directors.

(4) When the Company issues new shares, if there remain any shares which have not been subscribed to or paid for until the relevant due date, the method of dealing with such remaining shares shall be determined by a resolution of the Board of Directors in accordance with applicable laws and regulations, including those on the adequacy of the issue price, etc.

(5) The method of dealing with any fractional shares in the course of allocating new shares shall be determined by a resolution of the Board of Directors.

(6) Notwithstanding Paragraph (1) above, if the Company issues depositary receipts (DRs) in accordance with the Overseas Securities Issuance Regulation, any decision on preemptive rights and other conditions on issuance of new shares shall be determined by a resolution of the Board of Directors to the extent that such new shares do not exceed 20% of the total issued and outstanding shares.

(7) Notwithstanding Paragraph (1) above, if the Company receives from the shareholders of its subsidiaries or other companies issued and outstanding shares in such companies as in-kind contribution in order to comply with the requirements or regulations applicable to a holding company under the Monopoly Regulation and Fair Trade Law (the “FTL”), to carry out the investment business or to acquire subsidiaries or shares thereof, the Company may allocate new shares to the persons holding the shares of such companies (including the shareholders of the Company) by a resolution of the Board of Directors.

Article 12. Base Date for Calculation of Dividends for New Shares

The Company shall distribute equal dividends for all shares of the same class issued and outstanding (including converted shares) as of the dividend record date, regardless of the issuance date.

Article 13. Stock Option

(1) The Company may grant stock options up to the limit as permitted by relevant laws and regulations to its officers and employees or officers and employees of an affiliated company as defined in relevant laws and regulations (referred to as “Officers and Employees” in this Article 13) by a special resolution of the General Meeting of Shareholders; provided that the Company may grant Officers and Employees stock options by a resolution of the Board of Directors up to the limit as permitted by relevant laws and regulations.

(2) Officers and Employers who may be granted stock options shall be any person who has contributed to profit maximization or technical innovation of the Company or is capable of such contribution; provided that a person who is prohibited from being granted stock options by relevant laws and regulations shall be excluded from the foregoing.

(3) The shares to be delivered upon exercise of stock options shall be common shares in registered form.

(4) Stock options that can be granted to each officer or employee shall not exceed 1/100 of the total issued and outstanding shares.

(5) A stock option may be exercised during the period determined at the General Meeting of Shareholders or by the Board of Directors, which period shall not exceed seven (7) years from the first day that such stock option may be exercised.

(6) A stock option may be cancelled by the resolution of Board of Directors if any of the following occurs:

1.	The relevant officer or employee voluntarily retires or resigns from the Company within three (3) years from the date of grant of the stock option;

2.	The relevant officer or employee causes loss to the Company due to his/her gross negligence or willful misconduct; or

3.	Any other conditions for cancellation of the stock option specified in the relevant stock option agreement occur.

Article 14. Transfer Agent

(1) The Company shall designate a transfer agent.

(2) The transfer agent, the location where its services are to be rendered and the scope of its duties shall be determined by a resolution of the Board of Directors of the Company and shall be publicly announced.

(3) The Company shall keep a Register of Shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties. The transfer agent shall handle the activities of electronic registration, the management of the Registry of Shareholders, and other matters related to the Company’s stock.

(4) The procedures for the activities referred to in Paragraph (3) above will comply with relevant regulations on transfer agents.

Article 15. Preparation and Preservation of Registry of Shareholders

(1) If the Company is notified of the particulars of its shareholders by the electronic registry, the Company shall prepare and preserve a Registry of Shareholders specifying the matters notified and the date of notification.

(2) If there is a change in the status of shareholders (including specially related persons, etc.) holding no less than 5% of the Company’s total shares, or if otherwise necessary, the Company may request the electronic registry to prepare the particulars of its shareholders.

(3) The Company shall prepare its Registry of Shareholders in electronic form.

Article 16. Record Date

(1) The Company shall cause the shareholders whose names appear in the Register of Shareholders on the last day of each fiscal year to exercise their rights as shareholders at the Ordinary General Meeting of Shareholders.

(2) If necessary for convening of an Extraordinary General Meeting of Shareholders or for any other cause, the Company may set a record date upon at least two-week prior public notice by a resolution of the Board of Directors.

CHAPTER 3. BONDS

Article 17. Issuance of Convertible Bonds

(1) The Company may issue convertible bonds to persons other than the shareholders of the Company to the extent that the aggregate par value of such bonds does not exceed four hundred billion (400,000,000,000) Won.

(2) The Board of Directors may issue the convertible bonds referred to in Paragraph (1) with only a part of such bonds having conversion rights.

(3) Shares to be issued upon conversion shall be common shares and the conversion price, which shall not be less than the par value of each share, shall be determined by a resolution of the Board of Directors at the time of issuance of the convertible bonds.

(4) The period during which conversion rights may be exercised shall commence one (1) month after the issuance date of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the conversion period within the above period by a resolution.

(5) With respect to the distribution of dividends or interest on the shares issued upon conversion of the convertible bonds described in Paragraph (1), the convertible bonds shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised.

Article 18. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants to persons other than the shareholders of the Company to the extent that the aggregate par value of such bonds does not exceed four hundred billion (400,000,000,000) Won.

(2) The aggregate value of new shares which may be subscribed for by the holders of the bonds with warrants shall be determined by the Board of Directors, provided that the amount of such new shares shall not exceed the aggregate par value of the bonds with warrants.

(3) Shares to be issued upon exercise of warrants shall be common shares, and the issue price, which shall not be less than the par value of each share, shall be determined by a resolution of the Board of Directors at the time of issuance of the bonds with warrants.

(4) The period during which warrants may be exercised shall commence one (1) month after the issuance date of the relevant bonds with warrants and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the exercise period within the above period by a resolution.

(5) With respect to the distribution of dividends or interest of shareholders who exercise the preemptive rights described in Paragraph (1), shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the subscription price therefor are fully paid.

Article 19. Applicable Provisions regarding Issuance of Bonds

The provisions of Article 14 shall apply mutatis mutandis to the issuance of bonds.

Article 20. Issuance of Bonds

(1) The Company may issue bonds in accordance with a resolution of the Board of Directors.

(2) Subject to the determination by the Board of Directors of the amount and classes of bonds, the Board of Directors may authorize the Representative Director to issue bonds within a period not exceeding one (1) year from the date of such determination.

Article 21. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing bond certificates and subscription warrants, the Company shall electronically in the electronic register of the electronic registry the rights that should be indicated in the bonds and subscription warrants; provided that the Company is not required to electronically register the rights to be indicated on bonds unless electronic registration of such rights are mandatory under relevant laws and regulations, such as in the case of listed bonds.

CHAPTER 4. GENERAL MEETING OF SHAREHOLDERS

Article 22. Types of General Meeting of Shareholders

(1) General Meetings of the Shareholders of the Company shall be of two types: Ordinary and Extraordinary.

(2) The Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year and Extraordinary General Meetings of Shareholders shall be convened at any time as necessary.

Article 23. Convocation of General Meeting of Shareholders

(1) Except as otherwise provided by relevant laws and regulations, General Meetings of Shareholders shall be convened by the Representative Director in accordance with a resolution of the Board of Directors.

(2) In the absence of the Representative Director, the provision of Article 40, Paragraph (2) shall apply mutatis mutandis.

Article 24. Notice and Public Notice of Convening of General Meeting

(1) In convening a General Meeting of Shareholders, a written or digital notice thereof setting forth the time, date, place and agenda of such Meeting shall be sent to each shareholder at least two (2) weeks prior to the date of the Meeting.

(2) The written or digital notice of convening a General Meeting of Shareholders to shareholders holding not more than one (1) percent of the total number of shares with voting rights issued and outstanding shall be replaced by public notices given at least twice in each of “Hankuk Kyungje Shinmoon” and “Maeil Kyungje Shinmoon” published in Seoul, two (2) weeks prior to the Meeting, or by public notices via electronic means as prescribed by relevant laws and regulations. Public notice of a Meeting shall include the statement that a General Meeting of Shareholders will be held and the agenda of the Meeting.

Article 25. Place of General Meeting of Shareholders

General Meetings of Shareholders shall be held at the place where the head office of the Company is located, but may be held at a near-by place if necessary.

Article 26. Chairperson of General Meeting of Shareholders

The Chairperson of the General Meeting of Shareholders shall be the Representative Director. In the absence of the Representative Director, the other Directors shall preside at the Meeting in the order previously determined by the Board of Directors.

Article 27. Chairperson’s Authority to Maintain Order

(1) The Chairperson of a General Meeting of Shareholders may order any person who intentionally speaks or behaves obstructively or who disturbs the proceedings of the Meeting to stop or retract a speech or to leave the place of the Meeting, and such person shall comply with his/her order.

(2) The Chairperson of a General Meeting of Shareholders may restrict the length and number of speeches by a shareholder as deemed necessary for the purpose of smooth proceeding.

Article 28. Voting Rights of Shareholders

Each shareholder shall have one (1) vote per share registered by his/her own name.

Article 29. Limitation to Voting Rights of Cross-Held Shares

The shares of the Company held by the Company, any of its parent company or its subsidiaries, or any company of which a subsidiary of the Company holds more than ten (10) percent of the total number of shares issued and outstanding shall not have voting rights.

Article 30. Split Voting

(1) If a shareholder who holds two (2) or more shares with voting rights wishes to split his/her votes, such shareholder shall notify the Company in writing of his/her intention and reason for split voting at least three (3) days prior to the Meeting.

(2) The Company may reject split voting by a shareholder except in the event that he/she has accepted a trust of shares or he/she holds the shares on behalf of another person.

Article 31. Exercise of Voting Rights by Proxy

(1) Shareholders may exercise their voting rights by proxy.

(2) The proxy must present documents evidencing his/her power of representation prior to the opening of the General Meeting of Shareholders.

Article 32. Method of Resolution of General Meeting of Shareholders

All resolutions of General Meetings of Shareholders, except as otherwise provided by relevant laws and regulations, shall be adopted by affirmative votes of the majority of the voting rights of shareholders present and at least one-fourth (1/4) of the total number of shares issued and outstanding.

Article 33. Minutes of General Meeting of Shareholders

The substance of the course and proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes on which the names and seals of the Chairperson and the Directors present at the Meeting shall be affixed or which shall be signed by such persons, and shall be kept at the head office and branches of the Company.

CHAPTER 5. DIRECTORS

Article 34. Number of Directors

The Company shall have a minimum of four (4) but not more than twelve (12) Directors, and more than a half of Directors shall be Outside Directors.

Article 35. Appointment of Directors

(1) The Directors shall be elected at a General Meeting of Shareholders.

(2) The Directors shall be appointed at a General Meeting of Shareholders by affirmative votes of the majority of the voting rights of shareholders present and at least one-fourth (1/4) of the total number of shares issued and outstanding.

Article 36. Committee for Recommendation of Outside Director

(1) The Company shall have a committee for recommendation of candidates for Outside Directors (the “Recommendation Committee”) within the Board of Directors.

(2) An Outside Director shall be appointed from among those candidates who are recommended by the Recommendation Committee.

(3) The Recommendation Committee shall consist of three (3) or more Directors and the majority of the members shall be Outside Directors.

(4) All matters concerning the composition and operation of the Recommendation Committee shall be decided separately by the Board of Directors.

Article 37. Qualification of Director

(1) A person who falls under any of the following items shall not be a Director of the Company, and a Director who falls under any of the following items after his/her appointment shall be dismissed:

1.

“Same person” who controls a company having a competitive relationship with the Company, as specified in the FTL, or any person related to such “Same person” (provided, however, that a company engaging in the same line of business as the Company shall not be considered as having a competitive relationship with the Company if it belongs to the same enterprise group with the Company under the FTL);

2.

Any person who is, or has been within last two (2) years, an officer or an employee of a company having competitive relationship with the Company, or a company which belongs to the same enterprise group as such competitor under the FTL; or

3.

Any person who is, or has been within last two (2) years, an officer or an employee of a corporation which is the largest shareholder or the second-largest shareholder of a company having a competitive relationship with the Company, or a company which belongs to the same enterprise group as such corporation under the FTL.

(2) The Outside Director of the Company shall be such a person who has expert knowledge in management, economics, accounting, law or relevant technology, or substantial experience in such areas, and who may contribute to the development of the Company and protection of interests of the shareholders. A person who falls under any of causes for disqualification as specified in the Korean Commercial Code or other relevant laws and regulations shall not become an Outside Director of the Company.

(3) If an Outside Director who falls under any of causes for disqualification in any of items specified in Paragraph (1) above or in Paragraph (2) above, he/she shall be dismissed from his/her office when there occurs any of such causes. In such a case, any vacancy in the office of the Outside Director shall be filled at the Ordinary General Meeting of Shareholders following the occurrence of such causes for disqualification.

Article 38. Term of Office of Directors

(1) The term of office of the Directors (including the Representative Director) shall be until the close of the third Ordinary General Meeting of Shareholders convened after his/her appointment.

(2) The total term of an Outside Director shall not exceed 6 years, or, when combined with the length of service at affiliated companies, 9 years.

Article 39. Appointment of Directors in Case of Vacancy

(1) If a Director falls under one of the following items, his/her position is deemed to be vacant:

1.	When dead;

2.	When adjudicated insolvent;

3.	When adult guardianship or limited guardianship commences; or

4.	When sentenced to a punishment heavier than imprisonment without prison labor.

(2) Any vacancy in the office of Director shall be filled by a resolution of an Extraordinary General Meeting of Shareholders. However, if the number of Directors required by applicable law is satisfied and there is no difficulty in the administration of business, an appointment may be withheld temporarily or postponed until the following Ordinary General Meeting of Shareholders.

(3) The term of office of a Director appointed to fill a vacancy or increase the number of Directors shall be the term set forth in Article 38, Paragraph (1), commencing on the date of taking office.

Article 40. Duties of Directors

(1) The Company shall appoint at least one (1) Representative Director among the Directors by a resolution of the Board of Directors. The Representative Director shall represent the Company and manage all affairs of the Company.

(2) The Executive Directors shall assist the Representative Director and shall carry out their respective responsibilities as determined by the Board of Directors. In the absence of the Representative Director, they shall perform their duties in the order determined by the regulations of the Board of Directors.

Article 41. Reporting Duty of Directors

A Director shall immediately report to the Audit Committee when such a Director finds matters which could materially cause damage to the Company.

Article 42. Fiduciary Duties of Directors

The Directors shall faithfully perform their respective duties for the benefit of the Company.

Article 43. Assurance of Employee’s Employment

The Company shall assure its employees’ employment with the Company except for discharge or removal pursuant to the Company’s Rules of Employment.

Article 44. Agent

The Representative Director may appoint agents among employees of the Company to be delegated with rights with respect to the Company’s business, including any litigation involving the Company, except otherwise prohibited by any law or regulation or these Articles of Incorporation.

Article 45. Consultant

The Representative Director may engage consultants or advisory institutions to seek advice on important matters related to the business administration of the Company.

CHAPTER 6. BOARD OF DIRECTORS

Article 46. Composition of the Board of Directors

The Board of Directors of the Company shall consist of Directors. The Board of Directors shall resolve all important matters relating to the execution of the Company’s business.

Article 47. Convocation of the Board of Directors’ Meeting

(1) Meetings of the Board of Directors shall be convened by the Representative Director as he/she deems necessary or upon the request of more than three (3) Directors.

(2) A Director who does not have the right to convene Meetings of the Board of Directors may demand to convene a Meeting of the Board of Directors to a Director with a right to convene such a meeting. If a Director with such right rejects the demand without reasonable cause, other Directors may convene a Meeting of the Board of Directors.

(3) In convening a Meeting of the Board of Directors, a notice thereof setting forth the agenda of the Meeting shall be given to each Director two (2) days prior to the date of the Meeting.

(4) The procedure in Paragraph (3) may be omitted upon the consent of all Directors.

Article 48. Resolutions of the Board of Directors

(1) Resolutions of the Board of Directors shall be adopted by the presence of a majority of the Directors in office and by the affirmative vote of a majority of the Directors present.

(2) No Director who has an interest in any matter for resolution may exercise his or her vote upon such matter.

Article 49. Procedures for Internal Trading

The Board of Directors shall establish and amend the regulations for internal trading in order to ensure the fairness of transactions with affiliated companies as required by the FTL.

Article 50. Management

Matters necessary for the management of the Board of Directors shall be determined by the regulations of the Board of Directors.

Article 51. Audit Committee

(1) The Company shall have an Audit Committee within the Board of Directors.

(2) The Audit Committee shall consist of three (3) or more Directors and two-thirds (2/3) or more of the members shall be Outside Directors.

(3) The members of the Audit Committee shall be appointed at a General Meeting of Shareholders and all matters necessary for the operation of the Audit Committee shall be decided separately by the Board of Directors.

(4) The members of the Audit Committee shall be appointed by affirmative votes by the majority of the voting rights of the shareholders present and no less than one-fourth (1/4) of the total number of shares issued and outstanding; provided, however, that if the shareholders are allowed to exercise their votes by an electronic method pursuant to Article 368-4, Paragraph (1) of the Korean Commercial Code, appointment of the members of the Audit Committee may be resolved by the majority of the voting rights of the shareholders present.

Article 52. Minutes of the Meeting of the Board of Directors

All agenda of the Meetings of the Board of Directors, the substance of the proceedings of the Meetings and the result thereof, name(s) of Director(s) who raise(s) an objection to a resolution and the reason therefor, shall be recorded in the minutes on which the names and seals of the Chairperson and all Directors present shall be affixed or which shall be signed by such persons, and shall be kept at the head office.

Article 53. Remuneration and Severance Pay for Directors

(1) Remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

(2) Severance pay for Directors shall be handled in accordance with the Policy on Severance Pay for Executive Officers as adopted by a resolution of the General Meeting of Shareholders.

Article 54. Treatment for Outside Directors

The Company may reimburse Outside Directors for the expenses incurred during the performance of their duties.

CHAPTER 7. ACCOUNTING

Article 55. Fiscal Year

The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.

Article 56. Preparation and Preservation of Financial Statements and Business Report

(1) The Representative Director of the Company shall prepare the following documents, supplementary documents thereto and the business report and submit the same to the Audit Committee for its audit at least six (6) weeks prior to the day set for the Ordinary General Meeting of Shareholders, and submit the following documents and the business report to the Ordinary General Meeting of Shareholders:

1.	Balance sheet;

2.	Profit and loss statement; and

3.	Any other documents indicating the financial status and management results of the Company as defined in the Enforcement Decree of the Korean Commercial Code.

(2) Consolidated financial statements shall be included in the documents specified in Paragraph (1) above if the Company falls within the scope of companies that are required to prepare consolidated financial statements as set forth in the Enforcement Decree of the Korean Commercial Code.

(3) The Audit Committee shall submit the audit report on the documents listed in Paragraph (1) above to the Representative Director within four (4) weeks from the day of receipt thereof.

(4) The Representative Director shall keep the documents listed in Paragraph (1) above, together with the business report and the audit report, at the head office of the Company for five (5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week prior to the date of the Ordinary General Meeting of Shareholders.

(5) The Representative Director shall give public notice of the balance sheet and the independent auditors’ opinion immediately after the documents listed in Paragraph (1) above have been approved by the General Meeting of Shareholders.

Article 57. Appropriation of Surplus

The Company shall dispose of the unappropriated retained earnings for each fiscal year as follows:

1.	Earned surplus reserves;

2.	Other statutory reserves;

3.	Dividends;

4.	Discretionary reserves;

5.	Bonus for officers;

6.	Other appropriation of retained earnings; and

7.	Earned surplus carried forward to next fiscal year.

Article 58. Dividends

(1) Dividends may be paid to shareholders in cash, shares or other property.

(2) In the case of stock dividends, the class and type of new shares to be allotted may be determined by a resolution of the General Meetings of Shareholders if the Company has issued different classes and types of shares.

(3) Dividends under Paragraph (1) shall be paid to the shareholders listed in the Register of Shareholders or the registered pledgees as of the end of each fiscal year.

(4) If there is no claim for the payment of dividends under Paragraph (1) for five (5) years from the date when the allotment starts, the right to claim such dividends shall be deemed to be waived and the dividends shall be deemed to be the earnings of the Company.

Article 59. Interim Dividends

(1) The Company may pay an interim dividend to the shareholders as of a dividend record date set by a resolution of Board of Directors in accordance with Article 462-3 of the Korean Commercial Code, no more than one (1) time per fiscal year.

(2) The interim dividend referred to in Paragraph (1) shall be made by a resolution of the Board of Directors, and all other matters relevant to the interim dividends to be paid, including the limitation on the amount and the timing of payment, shall be in accordance with relevant laws and regulations, including the Korean Commercial Code.

(3) The provisions of Article 58, Paragraph (4) shall apply mutatis mutandis with regard to the dividends under Paragraph (1).

CHAPTER 8. SUPPLEMENTARY PROVISIONS

Article 60. Duty of Confidentiality

(1) The employees or the former employees of the Company shall not disclose or misappropriate secrets which are obtained in relation to their duties.

(2) If any officer or former officer of the Company discloses or misappropriates information concerning the management of the Company, he/she shall be liable for the loss incurred by the Company.

Addendum

Article 1. (Date of Enforcement) These Articles of Incorporation shall take effect as of the date of registration of the incorporation of the Company.

Article 2. (Initial Fiscal Year after Incorporation) Notwithstanding Article 55 of these Articles of Incorporation, the initial fiscal year after the Company’s incorporation shall begin on the date of incorporation and end on December 31, 2021.

Article 3. (Initial Transfer Agent after Incorporation) Notwithstanding Article 14 of these Articles of Incorporation, the initial transfer agent after the Company’s incorporation shall be Kookmin Bank.

Article 4. (Appointment of Initial Directors and members of the Audit Committee, etc. after Incorporation) Notwithstanding Articles 35, 36, 40 and 51 of these Articles of Incorporation, the appointment of the initial Representative Director, Directors, Outside Director and members of the Audit Committee shall be included in the Spin-Off Plan of SK Telecom Co., Ltd. and be adopted by approval by the General Meeting of Shareholders of the Spin-Off Plan.

Article 5. (Remuneration for Directors in the Initial Fiscal Year after Incorporation) Notwithstanding Article 53 of these Articles of Incorporation, remuneration for Directors in the initial fiscal year after the Company’s incorporation shall be included in the Spin-Off Plan of SK Telecom Co., Ltd. and be determined by approval by the General Meeting of Shareholders of the Spin-Off Plan.

Article 6. (Establishment of Initial Policy on Severance Pay for Executive Officers after Incorporation) Notwithstanding Article 53 of these Articles of Incorporation, the initial Policy on Severance Pay for Executive Officers after the Company’s incorporation shall be included in the Spin-Off Plan of SK Telecom Co., Ltd. and be determined by approval by the General Meeting of Shareholders of the Spin-Off Plan.

[Attachment 4] Policy on Severance Pay for Executive Officers of SK Square Co., Ltd.

Article 1. Objective

The objective of this policy is to establish matters relating to severance pay for executive officers of SK Square Co., Ltd. (the “Company”) pursuant to Article 53 of the Company’s articles of incorporation.

Article 2. Scope of Application

“Executive officers” in this policy refer to registered directors (excluding outside directors) and executive officers.

Article 3. Severance Pay

(1)	The calculation criteria for severance pay for executive officers is set forth in Table 1 below.

(2)

Severance pay to be paid by the Company shall be the sum of (i) the amount calculated by multiplying the basic wage of the relevant executive officer’s final position pursuant to Article 8 below by the payment rate corresponding to the length of service by position pursuant to Table 1 and (ii) the portion of such executive officer’s bonus payment that has been additionally contributed to his or her defined contribution plan in accordance with the terms of the pension plan.

(3)

The Executive Officers’ severance pay shall be managed through pension plans in accordance with the terms of the Company’s defined benefit plan, defined contribution plan or hybrid plan, as applicable. The Company may make additional contributions to pension plans in the amount set forth in, and in accordance with the terms of, each plan.

(4)

Notwithstanding Paragraph (2) above, in the event that an executive officer is dismissed, the Company may reduce his or her severance pay from the amount set forth in Paragraph (2) above to as low as the statutory pension amount. If the amount of severance paid under the applicable pension plan exceeds the amount of severance pay reduced pursuant to this Paragraph (4), the relevant executive officer shall immediately return the amount in excess to the Company.

(5)

The Company may pay additional amounts of severance pay to an executive officer who has contributed substantially to the development of the Company during his or her term of office or who retires due to extraordinary circumstances, such as death, within the amount calculated in accordance with Paragraph (2) above.

Article 4. Payment

Severance pay shall be paid in the following events:

1.	Resignation;

2.	Dismissal;

3.	Death;

4.	End of term of office; or

5.	Dissolution of the Company.

Article 5. Calculation of Length of Service

(1)	An executive officer’s length of service shall be calculated starting from the day of appointment to the day that the event causing the payment of severance occurs pursuant to Article 4 above.

(2)	Any period of service that is less than one year shall be calculated in units of months, with any period of less than one month to be counted as one month.

(3)	In the event that an executive officer whose term of office has ended is reappointed, the length of service shall include the length of the prior term.

(4)

The length of service by position shall also be calculated in accordance with Paragraph (2) above, and if the position of an executive officer has changed, the length of service of the changed position shall be calculated starting from the month in which the change occurred.

Article 6. Payment Date

(1)	Severance pay shall be paid in full in currency within two weeks of the day that the event causing the payment occurred.

(2)	In the event of death of an executive officer, the claim and receipt of severance pay shall be made in accordance with applicable law.

Article 7. Fractional Amounts

Any amounts of less than Won 10 shall be cancelled from severance pay calculation.

Article 8. Basic Wage

The amount of basic wage used in calculating severance pay shall be the monthly remuneration amount of the month in which the event causing payment occurred.

Table 1 (Calculation Criteria for Severance Pay of Executive Officers)

Grade	Number of Years of Service	Payment Rate
President, Vice Chairman, Chairman	1	4.0
Vice President	1	3.0

Payment amount shall be calculated by multiplying the payment rate corresponding to the length of service by the position in accordance with Table 1 above.

Addendum

Article 1. Date of Effectiveness

This policy shall take effect as of the date of registration of incorporation of the Company.

Article 2. Interim Measures

The length of service at SK Telecom Co., Ltd. prior to the date of effectiveness of this policy shall be added to the length of service for the severance pay calculation. The payment rate for such prior service shall be determined by the previous policy of SK Telecom Co., Ltd.

[End]

[Attachment 5] List of Transferred Real Properties

1. List of Transferred Land

	Address	Area (m2)	Category	Notes
1	65, Eulji-ro, Jung-gu, Seoul	395.20	Land	Sectional co-ownership of the head office (6.75% ownership)

2. List of Transferred Buildings

	Address	Total Area (m2)	Building (m2)	Structure	Notes
1	65, Eulji-ro, Jung-gu, Seoul	6,197.13	6,179.13	Steel framed reinforced concrete construction	Sectional co-ownership of the head office (6.75% ownership)

[Attachment 6] List of Transferred Investment Securities

1. Domestic Investment Securities

	Issuing Company	Type of Shares	Number of Shares	Ownership (%)	Notes
1	SK Planet Co., Ltd.	Common shares	69,593,562	98.7
2	Eleven Street Co., Ltd.	Common shares	8,224,709	80.3
3	DREAMUS COMPANY	Common shares	29,246,387	51.4
4	One Store Co., Ltd.	Common shares	10,409,600	48.4
5	ADT CAPS Co., Ltd.	Common shares	46,836,584	62.6
6	FSK L&S Co., Ltd.	Common shares	2,415,750	60.0
7	Incross Co., Ltd.	Common shares	2,786,455	34.6
8	T map Mobility Co., Ltd.	Common shares	10,838,500	100.0
9	NanoEnTek, Inc.	Common shares	7,600,649	28.4
10	SK hynix Inc.	Common shares	146,100,000	20.1
11	Content Wavve Co., Ltd.	Convertible shares	1,306,286	30.0
12	SK Telecom CS T1 Co., Ltd.	Common shares	50,000	54.9

Notes:

(1)

With respect to certain companies whose shares are held by the Company and, following the Spin-off, will be held by the Spin-off Company, the Company (i) made an equity investment of Won 100 billion in Content Wavve Co., Ltd. after March 31, 2021 and before the date of the resolution of the Company’s board of directors to approve the Spin-off, and (ii) plans to invest Won 4.9 billion in SK Telecom CS T1 Co., Ltd. and Won 45.7 billion in SparkPlus, Inc. between the date of the resolution of the Company’s board of directors to approve the Spin-off and the date of the Spin-off. Such investments are reflected as short-term financial instruments of the Spin-off Company. Upon completion of such investments, the Company’s ownership in Content Wavve Co., Ltd. increased to 36.4%, there will be no change to the ownership in SK Telecom CS T1 Co., Ltd., and a 29.7% ownership in SparkPlus, Inc. will be newly acquired.

(2)

In April 2021, Dreamus Company determined to undertake a capital increase by third-party allotment of convertible preferred shares to Neospes Limited Liability Company in the aggregate amount of Won 70 billion. After receiving approval of the business combination from the Korea Fair Trade Commission in May 2021, the transaction is expected to close in June 2021, after which the Company’s ownership in Dreamus Company will change from 51.4% to 41.8%.

(3)

In May 2021, One Store Co., Ltd. determined to undertake a capital increase by third-party allotment of convertible preferred shares to Microsoft and Deutsche Telekom Capital Partners in the amount of Won 11.3 billion and Won 5.5 billion, respectively. The Company’s ownership will change from 48.4% to 47.5% upon the completion of such capital increase.

(4)

In April 2021. T map Mobility Co. Ltd. determined to undertake a capital increase by third-party allotment of common shares to Uber in the amount of USD 50 million, and the Company’s ownership in T map Mobility Co., Ltd. changed from 100% to 94.1% as a result. In April 2021, T map Mobility Co., Ltd. also determined to undertake a capital increase by third-party allotment of common shares to Affirma Capital and Eastbridge Partners in the aggregate amount of Won 400 billion, and the Company’s ownership in T map Mobility Co., Ltd. changed from 94.1% to 67.4% as a result. In addition, in May 2021, T map Mobility Co., Ltd. and YLP Co., Ltd. determined to effect a share exchange at a ratio of 1:5.3788007, which transaction will be completed in June 2021. The Company’s ownership in T map Mobility Co., Ltd. will change to 66.3% upon completion of such share exchange.

2. Foreign Investment Securities

	Issuing Company	Type of Shares	Number of Shares	Ownership (%)	Notes
1	id Quantique SA	Common shares	57,869,627	68.1
		Preferred shares	15,454,545
2	SK Telecom TMT Investment Corp.	Common shares	80,000	100.0
3	Techmaker GmbH	Common shares	12,500	50.0

Notes:

(1)

The Company made equity investments of CHF 5 million in id Quantique SA and USD 150 million in SK Telecom TMT Investment Corp., the shares of which are currently held by the Company and will be held by the Spin-off Company after the date of the Spin-off, between the end of March 2021 and the date of the resolution of the Company’s board of directors to approve the Spin-off. Such investment amounts are reflected as short-term financial instruments of the Spin-off Company. Upon completion of such investments, the Company’s ownership in id Quantique SA increased to 69.3% and there was no change to the ownership in SKT TMT Investment Corp.